Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

05010551

5 August 2005



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

SUPPL

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.



Yours truly,

**Kerry Willcock**
**Executive General Manager – Corporate and Legal**

Enc.

8/18

File No. 82-3841

**Tabcorp Holdings Limited**
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au



5 August 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

**Tabcorp adopts international accounting standards**

Tabcorp has adopted the Australian equivalent of International Financial Reporting Standards ("AIFRS") from 1 July 2005, as required by Australian Accounting Standards.

Tabcorp's Chief Financial Officer David Elmslie said: "The key impact of the adoption of AIFRS on Tabcorp's financial statements will be an increase in earnings of approximately $160 million per annum as goodwill is no longer amortised to profit & loss on a recurring basis, but will be subject to impairment testing on an annual basis."

Mr Elmslie noted that the change in accounting for goodwill would not affect Tabcorp's future dividend payments as Tabcorp's Board had historically declared dividends based on earnings before amortisation of goodwill.

The adoption of AIFRS will result in changes to accounting for employee expenses in respect of share based payments and defined benefit superannuation funds. The impact on earnings for the year ended 30 June 2005, when restated under AIFRS, is estimated to be a decrease of $4 million in profit after tax.

Mr Elmslie also noted the impact of AIFRS on Tabcorp's opening balance sheet at 1 July 2004 would be a reduction in shareholders' equity of approximately $107 million from the previously reported balance of $1,976 million. This reduction is due primarily to recognition of deferred tax liabilities in respect of land and building valuations and a reduction in share capital in respect of shares issued under employee share plans.

The information contained above is preliminary and subject to audit.

Further information in relation to the adoption of international accounting standards is contained in the attached briefing pack "Transition to AIFRS".

For more information contact:

David Elmslie
Chief Financial Officer
Tabcorp
Tel: (03) 9868 2195

## Tabcorp Holdings Limited

# Transition to AIFRS

### Australian International Financial Reporting Standards


**David Elmslie**

Chief Financial Officer


August 2005



Tabcorp
the bigger better game

# Important Notice

## This presentation is to be read in conjunction with the following:

- The figures contained in the presentation represent our current best estimate of the consequences for Tabcorp of adopting AIFRS. However, these figures may be further refined prior to the release of our 30 June 2005 financial results and remain subject to change.
- All of the amounts are preliminary and unaudited.
- Our estimates are based upon AIFRS standards and interpretations as at June 2005, but it is possible these estimates may change due to:
  - (a) Ongoing work being undertaken by the AIFRS project team;
  - (b) Potential amendments to AIFRS's and UIG Interpretations thereof being issued by the standard-setters and IFRIC; and
  - (c) Emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.
- Forward looking AIFRS impacts are inherently uncertain as they are based upon assumptions that may not turn out to be correct.
- Our estimates of AIFRS impacts do not include the effect or likely effect of future transactions or acquisitions on financial statements, but are based upon known events to June 2005.
- The presentation only includes material impacts to Tabcorp upon transition to AIFRS identified to date. It does not include all the AIFRS transition differences identified.

# Agenda

1. Transition to AIFRS
2. Financial Impacts
    - 2.1 Business combinations – pre 1 July 2004
    - 2.2 Business combinations – post 1 July 2004
    - 2.3 Intangible assets
    - 2.4 Income taxes
    - 2.5 Share-based payments
        - 2.5.1 Rights and options
        - 2.5.2 Employee share plan
    - 2.6 Defined benefits superannuation plan
3. Summary of Impacts
    - 3.1 Impact on balance sheet as at 30 June 2004
    - 3.2 Estimated impact on earnings for year ended 30 June 2005
4. Conclusion
5. Questions

# 1. Transition to AIFRS

- Tabcorp must apply AIFRS from 1 July 2005 onwards.
- Tabcorp's first set of AIFRS financial statements will be for the half-year ended 31 December 2005, and for the financial year ended 30 June 2006.



Reporting Date
Applicable Accounting Standards
Required Disclosure
30 June 2004
31 December 2004
30 June 2005
31 December 2005
30 June 2006
AGAAP
AIFRS
Explanation of key differences expected to arise as a result of adopting AIFRS and project status.
COMPLETED
Known financial impact of AIFRS on 1 July 2004 opening balances
Current period and comparative financial results to be presented in accordance with AIFRS.

# 2.1 Business combinations – pre 1 July 2004

## Summary

- Tabcorp has elected not to retrospectively apply AIFRS to pre-1 July 2004 acquisitions.
- Only impact on pre-1 July 2004 acquisitions is to recognise intangible assets derecognised under AGAAP at acquisition that would have been recognised under AIFRS.

## Transitional adjustment at 1 July 2004

- Assets - no net change
  - Re-classify Brisbane Treasury licence of $39 million from goodwill to other intangible assets.
- Equity – no change.

## Future impacts

- Increase in licence amortisation expense – decrease earnings by $1 million p.a.

# 2.2 Business combinations – post 1 July 2004

### Summary

- Tab Limited acquisition (July 2004) must be accounted for under AIFRS.
- Discounting of shares issued to determine value of purchase consideration not permitted under AIFRS.
  - Under AGAAP, the value of Tabcorp's shares issued as equity consideration to Tab Ltd shareholders were discounted to reflect the notional price at which the shares could be placed in the market.
- Additional deferred tax liabilities (in relation to land, buildings and intangibles) to be recognised.

### Transitional adjustment in Year Ended 30 June 2005

- Increase net assets and issued capital by $113 million:
  - Increase goodwill arising on acquisition of Tab Limited by $155 million.
  - Increase deferred tax liabilities from acquisition of Tab Limited by $42 million.

### Future impacts

- None identified to date.

# 2.3 Intangible Assets - Goodwill

**Summary**

- Goodwill will not be amortised under AIFRS.

**Transitional adjustment at 30 June 2004**

- Assets – no net change
  - Re-classify Brisbane Treasury licence of $39 million from goodwill to other intangible assets.

**Future impacts**

- Increase earnings by $160 million p.a. as a result of goodwill not being amortised.
- Goodwill will continue to be subject to annual impairment testing.

# 2.4 Income taxes

* * * * * * * * *

**Summary**

- Deferred tax liabilities to be recognised on:
  - Land and buildings; and
  - Intangibles.
- Note that the AASB has referred the recognition of deferred tax liabilities on indefinite life intangibles to the International Financial Reporting Interpretations Committee (IFRIC). The IFRIC interpretation may change the deferred tax liabilities recognised.

**Transitional adjustment at 30 June 2004**

- Net assets – recognise additional deferred tax liabilities of $67 million.
- Equity – decrease retained earnings by $67 million.

**Future impacts**

- Increase deferred tax liabilities arising on Tab Ltd acquisition by $42 million.
- Estimated decrease in tax expense in year ended 30 June 2005 of $1 million.

# 2.5.1 Share Based Payments – Rights & Options

## Summary

- The fair value of share-based payments granted to employees must be expensed over their vesting period.
- Tabcorp has elected not to expense share-based payments granted before 7 November 2002 or that vest before 1 January 2005.

## Transitional adjustment at 30 June 2004

- Equity – Decrease retained earnings by $1 million.

## Future impacts

- Decrease earnings by the fair value of share-based payments expensed.
  - FY05 estimate – $2 million.
- Expenses in future years will depend upon:
  - Value of options and rights granted; and
  - Number of issued rights and options that lapse.

# 2.5.2 Share Based Payments - Employee Share Plan

**Summary**

- Under AIFRS, the purchasing of shares financed by limited recourse loans are deemed to be a share based payment (ie an option).
  - Recognise in issued capital as loan repayments are received.
- Under AGAAP, the value of the shares are recognised as issued capital and the loans as a receivable.
- All loans granted prior to 1 January 2005 - apply transitional exemption to share based payments, so no retained earnings impact.

**Transitional adjustment at 30 June 2004**

- Other assets - Decrease by $41 million.
- Equity – Decrease issued capital by $41 million.

**Future impacts**

- Increase issued capital as payments received from employees.

## 2.6 Employee Benefits – Defined benefit superannuation plan

**Summary**

- Surplus/deficit of defined benefit plan must be recognised in the balance sheet.
- Tabcorp has elected to recognise **actuarial gains/(losses)** directly in equity, with all other movements in the surplus/deficit of the plan to be recognised in P&L.

**Transitional adjustment at 30 June 2004**

- Net assets – Recognise surplus of $2 million.
- Equity – Increase retained earnings by $2 million.

**Future impacts**

- 30 June 2005:
  - P&L – Decrease earnings by $2 million.
  - Equity – Reduce retained earnings by $1 million.
- Future impacts to both P&L and retained earnings after 2005 are unable to be quantified, as they will be dependent upon actuarial assessments.

# 3.1 Estimated balance sheet impact as at 30 June 2004

| | Total Assets $m | Total Liabilities $m | Shareholders' Equity $m |
|---|---|---|---|
| **Previous AGAAP** as at 30 June 2004 | **4,346** | **2,370** | **1,976** |
| **AIFRS adjustments** | | | |
| Income taxes | - | 67 | (67) |
| Share-based payments | (41) | - | (41) |
| Defined benefit plan surplus | 2 | - | 2 |
| Other | 2 | 3 | (1) |
| **Restated AIFRS (Estimated)** as at 30 June 2004 | **4,309** | **2,440** | **1,869** |

# 3.2 Estimated earnings impact for year ended 30 June 2005

| | 04/05 AGAAP $m | 04/05 AIFRS $m | Change $m |
|---|---|---|---|
| **Improvement/(reduction)** | | | |
| Share-based payments | - | (2) | (2) |
| Defined benefit plan | - | (3) | (3) |
| Other | - | 1 | 1 |
| **EBITDA impact** | **-** | **(4)** | **(4)** |
| Amortisation of goodwill | (160) | - | 160 |
| Amortisation of licences | - | (1) | (1) |
| **PBIT impact** | **(160)** | **(5)** | **155** |
| Income tax expense | - | 1 | 1 |
| **PAT impact** | **(160)** | **(4)** | **156** |

Note: These amounts may be revised due to the AIFRS project still being in progress at the date of this presentation.

# 4. Conclusion

**Transitional adjustments at 30 June 2004**

- Tabcorp's net assets - Reduction of $107 million.

**Impacts on year ended 30 June 2005**

- Estimated favourable impact on Profit after Tax of $156 million, mainly attributable to ceasing goodwill amortisation.
- No impact on net cash flows or capacity to pay dividends.

**Management**

- Management decisions will not be impacted by transition to AIFRS.